SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

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    LOOPNET, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

        543524300
(CUSIP Number)

Leif B. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California  94301
                                    (650) 470-4500
(Name, address and telephone number of person authorized
to receive notices and communications)

                                April 27, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

		PAGE 1 of 10 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Management IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,244,032
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,244,032
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,244,032
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	13.13%
14		TYPE OF REPORTING PERSON:	CO

		PAGE 2 of 10 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Investors IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,244,032
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,244,032
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,244,032
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	13.13%
14		TYPE OF REPORTING PERSON:	PN

		PAGE 3 of 10 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Partners IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	5,064,866
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	5,064,866
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	5,064,866
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	12.68%
14		TYPE OF REPORTING PERSON:	PN

		PAGE 4 of 10 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Partners IV Side-By-Side, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	179,166
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	179,166
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	179,166
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.45%
14		TYPE OF REPORTING PERSON:	PN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D originally filed on April 24, 2009 (the “Original Schedule”), by Calera Capital Partners IV, L.P. ("Calera"), Calera Capital Partners IV Side-By-Side, L.P. ("Side-By-Side"), Calera Capital Investors IV, L.P. ("Investors"), and Calera Capital Management IV, Inc., a Delaware corporation ("Management" and, together with Calera, Side-By-Side and Investors, the "Reporting Persons") and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the “Company Common Stock”), of LoopNet, Inc., a Delaware corporation (the "Company").  The principal executive offices of the Company are located at 185 Berry Street, Suite 4000, San Francisco, CA 94107.  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Merger Agreement (defined below).

ITEM 4.	PURPOSE OF TRANSACTION.

On April 27, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CoStar Group, Inc. (“CoStar”) and Lonestar Acquisition Sub, Inc. (“Merger Sub”), pursuant to which CoStar will acquire the Company through the merger of Merger Sub with and into the Company (“Merger”).  At the effective time of the Merger, each outstanding share of the Company Common Stock will be converted into the right to receive a unit consisting of (i) $16.50 in cash, without interest and (ii) 0.03702 shares of the common stock of CoStar (the “Common Stock Consideration”).  The holders of the Series A Convertible Preferred Stock, par value $0.001, of the Company will receive the Common Stock Consideration on an as-converted basis.  The foregoing description of the Merger Agreement is qualified in its entirety by the terms and conditions of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 28, 2011 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Calera and Side-By-Side (the “Supporting Stockholders”) entered into a Voting and Support Agreement with Costar and Company (the “Voting and Support Agreement”).  Pursuant to the Voting and Support Agreement, the Supporting Stockholders agreed, among other things, subject to the terms and conditions of the Voting and Support Agreement, (i) to appear at each meeting of the stockholders of the Company or otherwise cause such Stockholder’s Covered Shares (as defined in the Voting and Support Agreement) to be counted as present thereat for purposes of calculating a quorum, (ii) to vote all Covered Shares in favor of the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, (iii) to vote all Covered Shares against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of such Supporting Stockholder contained in the Voting and Support Agreement and (iv) to vote all Covered Shares against any Acquisition Proposal and against any other action, agreement or transaction that would reasonably be expected to impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect, or be inconsistent with, the Merger or the other transactions contemplated by the Merger Agreement or the Voting and Support Agreement or the performance by the Company of its obligations under the Merger Agreement or by such Supporting Stockholder of its obligations under the Voting and Support Agreement.  Each of the Supporting Stockholders granted to CoStar and its designees an irrevocable proxy to vote all Covered Shares or to execute written consent(s) in respect of the Covered Shares in furtherance of the Supporting Stockholders’ agreement set forth in the preceding clauses (i) to (iv).

Each of the Supporting Stockholders has also agreed (i) to deliver to the Company a Contingent Conversion Notice (as defined in the Series A Certificate of Designation) and (ii) to convert all of its Series A Convertible Preferred Stock, par value $0.001 (the “Preferred Stock”), into Common Stock in connection with the Merger, pursuant to Section 4(a)(ii) of the Series A Certificate of Designation.

Each of the Supporting Stockholders has also agreed that, other than according to the terms of the Voting and Support Agreement, it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares, (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any Covered Shares during the term of the Voting Agreement or (iii) take any action that would restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under the Voting and Support Agreement.

Each of the Supporting Stockholders has also agreed that it will not (i) initiate, solicit, induce, explore, or knowingly take any action to facilitate or encourage the submission or announcement of any Acquisition Proposal, or any inquiries, proposals or offers that may reasonably be expected to lead to an Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to any information or data relating to the Company or any of its Subsidiaries or otherwise cooperate in any way with, assist or facilitate any Third Party that is seeking to make, or has made, an Acquisition Proposal or (iii) enter into any agreement, including, without limitation, any agreement in principle, term sheet, letter of intent, memorandum of understanding or similar arrangement with respect to an Acquisition Proposal, (iv) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the 1934 Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, (v) initiate a shareholders’ vote or action by consent of the Company’s shareholders with respect to an Acquisition Proposal, or (vi) except by reason of the Voting and Support Agreement (but without conceding the existence of a “group” (as such term is used in Section 13(d) of the 1934 Act) solely by virtue of the Voting and Support Agreement), become a member of a “group” with respect to any voting securities of the Company that takes any action in support of an Acquisition Proposal.

The Voting and Support Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms and (ii) the Effective Time.  Each Supporting Stockholder shall also have the right to terminate the Voting and Support Agreement by written notice to CoStar if the terms of the Merger Agreement are amended, modified or waived without the written consent of such Supporting Stockholder to change the form or amount of the consideration payable with respect to the Covered Shares pursuant to the Merger Agreement in a manner adverse to such Supporting Stockholder.

The foregoing description of the Voting and Support Agreement is qualified in its entirety by the terms and conditions of the Voting and Support Agreement, which was filed as Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on April 28, 2011 and is incorporated herein by reference.  Investors are encouraged to review the full terms and provisions of the Voting and Support Agreement.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Clauses (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a)  According to the Company's most recent Proxy Statement on Schedule 14A, as filed with the SEC on April 4, 2011, there were issued and outstanding 32,489,050 shares of the Company's Common Stock and 50,000 shares of the Company’s Preferred Stock as of March 21, 2011.

Calera currently owns 33,796 shares of Preferred Stock, and Side-By-Side owns 1,204 shares of Preferred Stock.  The Preferred Stock is convertible into an aggregate of 7,440,476 shares of Common Stock, at a conversion price of $6.72 per share (as may be adjusted for stock dividends, stock splits or similar recapitalizations).

The Preferred Stock owned by Calera and Side-By-Side is convertible into 5,029,166 and 179,166 shares of Common Stock, respectively.  In addition, options to purchase 35,700 shares of Common Stock (the “Calera Options”) granted to James T. Farrell for board services were subsequently transferred to an affiliate of Calera.  As of March 21, 2011, assuming that the shares of Preferred Stock have been converted into shares of Common Stock for purposes of calculating beneficial ownership, (i) the Preferred Stock and the Common Stock underlying the Calera Options owned by Calera represented 12.68% of the total voting power of the Company and (ii) the Preferred Stock owned by Side-By-Side represented 0.45% of the total voting power of the Company.

The rights, preferences and privileges of the Preferred Stock are set forth in the Certificate of Designations of Series A Convertible Preferred Stock (the "Certificate of Designations") filed with the Secretary of State of the State of Delaware on March 30, 2009 and as Exhibit 3.1 on Form 8-K filed with the Securities and Exchange Commission on April 2, 2009.

Each of (i) Investors, as the general partner of each of Calera and Side-By-Side, and (ii) Management, as the general partner of Investors, may be deemed to beneficially own (x) the Preferred Stock, and the shares of Common Stock underlying such Preferred Stock, owned directly by Calera and Side-By-Side and (y) the shares of Common Stock underlying the Calera Options.  Such shares are convertible into and/or represent a total of 5,244,032 shares of Common Stock, or 13.13% of the Common Stock.  Each of Investors and Management disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein.

(b) Except to the extent limited by the Voting and Support Agreement, Calera currently exercises the power to vote or direct the disposition of 33,796 shares of the Preferred Stock, and the underlying Common Stock and the 35,700 shares of Common Stock underlying the Calera Options.  Except to the extent limited by the Voting and Support Agreement, Side-By-Side currently exercises the power to vote or direct the disposition of 1,204 shares of the Preferred Stock, and the underlying Common Stock.  Except to the extent limited by the Voting and Support Agreement, each of Management and Investors currently exercises the shared power to vote or to direct the vote or to dispose or direct the disposition of 35,000 shares of the Preferred Stock, and the underlying Common Stock owned by Calera and Side-By-Side and the 35,700 shares of Common Stock underlying the Calera Options.

Each of the Reporting Persons, as part of a "group" pursuant to Rule 13d-5(b)(1), may be deemed to beneficially own 5,244,032 shares of Common Stock on an as-converted basis, or 13.13% of the Common Stock of the Company.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Preferred Stock or Common Stock during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

On April 27, 2011, the Reporting Persons entered into the Voting and Support Agreement in connection with the execution of the Merger Agreement.  The terms of the Voting and Support Agreement and the Merger Agreement set forth in Item 4 above are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 99.1: Agreement and Plan of Merger, dated as of April 27, 2011, by and among LoopNet, Inc., CoStar Group, Inc. and Lonestar Acquisition Sub, Inc. (incorporated herein by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K filed on April 28, 2011).

EXHIBIT 99.2: Voting and Support Agreement, dated April 27, 2011, by and among LoopNet, Inc., CoStar Group, Inc. and the stockholders listed therein (incorporated herein by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K filed on April 28, 2011).

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 28, 2011

Calera Capital Partners IV, L.P.
By: Calera Capital Investors IV, L.P., General Partner
By: Calera Capital Management IV, Inc., General Partner
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Partners IV Side-By-Side, L.P.
By: Calera Capital Investors IV, L.P., General Partner
By: Calera Capital Management IV, Inc., General Partner
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Investors IV, L.P.
By: Calera Capital Management IV, Inc., General Partner
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Management IV, Inc.
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell